October 1, 2018

Paul Tivnan
Chief Financial Officer
Ardmore Shipping Corporation
Belvedere Building
69 Pitts Bay Road, Ground Floor
Pembroke, HM08 Bermuda

       Re: Ardmore Shipping Corporation
           Form 20-F for the Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 001-36028

Dear Mr. Tivnan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure